First Keystone Corporation

111 West Front Street
Berwick, Pennsylvania  18603

                              December 20, 2010

Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	First Keystone Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010
Filed May 17, 2010
Forms 10-Q for the Fiscal Quarters Ended June 30, 2010 and
September 30, 2010
Filed on August 9, 2010 and November 9, 2010
File No. 000-21344

Dear Mr. Webb:

In response to your comment letter dated November 17, 2010 concerning the above referenced filings for First Keystone Corporation (the “Company”), the requested information is submitted below.  We respond to your comments in the order presented in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

1.
We note your response to prior comment 6 of our letter dated May 4, 2010. However, your filings do not disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures.

Please amend your Form l0-K and each of your Forms 10-Q filed in 2010 to do so. See Item 307 of Regulation S-K.

Mark Webb

December 20, 2010

Management’s Response:

The Company amended the Form 10-K for the year ended December 31, 2009 and Forms 10-Q for each filed during 2010 on December 17, 2010 which included a revised Part II, Item 9A. to comply with the disclosure requirements of Item 307 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 9

2.
We note from your disclosures beginning on page 9 that you discuss the impact to the financial statements of certain accounting pronouncements that were effective in fiscal year 2009 (i.e. ASC 820-10 or FSP 157-2, ASC 805 or FAS 141R, etc.). In addition, we note you are currently evaluating the impact that certain recent accounting pronouncements will have on the financial statements for literature that is already required to be adopted by the company as of March 31, 2010 (i.e. ASC 860 or FAS 166, ASC 820-10 or FAS 167, and ASU 2009-12). In future filings please consider including only relevant and recent accounting pronouncements that have been adopted in the current period or will be adopted in future period and may have a significant impact on your financial statements. Refer to ASC 250.

Management’s Response:

In future filings, the Company will include only relevant and recent accounting pronouncements that have been adopted in the current period or will be adopted in future period and may have a significant impact on your financial statements.

3.
We note your disclosure on page 11 that you adopted ASC 825-10-50 in the interim period ended on March 31, 2009, but we were unable to locate the disclosures required by this guidance. In future interim filings please include the required disclosures about the fair value of financial instruments. In addition, please provide us with draft of these disclosures as of September 30, 2010.

Mark Webb

December 20, 2010

Management’s Response:

In future interim filings, the Company will include the required disclosures about the fair value of financial instruments.  Further, below please find a draft of these disclosures as of September 30, 2010.

NOTE 22  —   FAIR VALUES OF FINANCIAL INSTRUMENTS

FASB ASC 825-10-50 Financial Instruments-Disclosure ((SFAS) 107, “Disclosures about Fair Value of Financial Instruments”), requires disclosure of fair value information about financial instruments, whether or not required to be recognized in the consolidated balance sheets, for which it is practicable to estimate such fair value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Fair value estimates derived through these techniques cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FASB ASC 825-10-50 (SFAS 107) excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and Due From Banks, Short-Term Investments, Accrued Interest Receivable and Accrued Interest Payable

The fair values are equal to the current carrying values.

Investment Securities

Fair values have been individually determined based on currently quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair values are estimated for categories of loans with similar financial characteristics. Loans were segregated by type such as commercial, tax-exempt, real estate mortgages and consumer. For estimation purposes each loan category was further segmented into fixed and adjustable rate interest terms and also into performing and non-performing classifications.

The fair value of each category of performing loans is calculated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Fair value for non-performing loans is based on management’s estimate of future cash flows discounted using a rate commensurate with the risk associated with the estimated future cash flows. The assumptions used by management are judgmentally determined using specific borrower information.

Mark Webb

December 20, 2010

Cash Surrender Value of Bank Owned Life Insurance

Fair value is equal to the cash surrender value of life insurance policies.

Deposits

Under FASB ASC 825-10-50 (SFAS 107), the fair value of deposits with no stated maturity, such as Demand Deposits, Savings Accounts and Money Market Accounts is equal to the amount payable on demand at September 30, 2010 and December 31, 2009.

Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar term borrowings, to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term and Long-Term Borrowings

The fair values of short-term and long-term borrowings are estimated using discounted cash flow analyses based on the Corporation's incremental borrowing rate for similar instruments.

Commitments to Extend Credit and Standby Letters of Credit

Management estimates that there are no material differences between the notional amount and the estimated fair value of those off-balance sheet items since they are primarily composed of unfunded loan commitments which are generally priced at market at the time of funding.

At September 30, 2010 and December 31, 2009, the carrying values and estimated fair values of financial instruments of the Corporation are presented in the table below:

(Amounts in thousands)	9/30/2010		12/31/09
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
FINANCIAL ASSETS:
Cash and due from banks	$4,742	$4,742	$4,199	$4,199
Short-term investments	20,159	20,159	7,227	7,227
Investment securities - available for sale	313,040	313,040	277,824	277,824
Investment securities - held to maturity	7,274	7,323	4,974	4,936
Net loans	407,976	418,660	401,375	415,261
Accrued interest receivable	4,420	4,420	4,213	4,213
Cash surrender value of life insurance	18,195	18,195	17,622	17,622

FINANCIAL LIABILITIES:
Deposits	627,599	623,307	580,569	558,389
Short-term borrowings	23,024	23,024	17,462	17,462
Long-term borrowings	73,415	78,540	82,976	86,771
Accrued interest and other expenses	4,556	4,556	3,101	3,101
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:
Commitments to extend credit		57,460		63,247
Financial standby letters of credit		804		843
Performance standby letters of credit		5,707		5,806

Mark Webb

December 20, 2010

4.
We note your disclosure on page 11 that the Company adopted ASC 320-10 in the interim period ending on March 31, 2009. In addition, we note your disclosure on page 21 that your available for sale securities and held to maturity securities have increased by 13.1 % and 46.2% from December 31, 2009 to September 30, 2010. In accordance with the disclosure requirements of ASC 320-10-50 please tell us as of September 30, 2010 and include in future filings the following:

•	A tabular disclosure including the amortized cost basis, aggregate fair value, and gross unrealized gains and losses by major security type;

•	Total other-than-temporary impairment recognized in accumulated other comprehensive income;

•	Information about the contractual maturities of your securities portfolio; and

•	Those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in such position for 12 months or longer.

Management’s Response:

In future filings, the company will include the information requested above.  Further, below please find a draft of these disclosures as of September 30, 2010.

NOTE 4  —   INVESTMENT SECURITIES

The amortized cost, related estimated fair value, and unrealized gains and losses for investment securities classified as “Available-For-Sale” or “Held-to-Maturity” were as follows at September 30, 2010 and December 31, 2009:

	Available-for-Sale Securities
(Amounts in thousands) September 30, 2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:
Mortgage-backed	$41,797	$1,698	$—	$43,495
Other	5,158	79	—	5,237
Obligations of state and political subdivisions	177,801	9,272	2,740	184,333
Corporate securities	68,110	1,991	15	70,086
Marketable equity securities	1,900	207	357	1,750
Restricted equity securities	8,139	—	—	8,139
Total	$302,905	$13,247	$3,112	$313,040

Mark Webb

December 20, 2010

	Held-to-Maturity Securities
(Amounts in thousands) September 30, 2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:
Mortgage-backed	$146	$4	$—	$150
Other	6,031	46	7	6,070
Obligations of state and political subdivisions	1,097	8	2	1,103
Total	$7,274	$58	$9	$7,323

	Available-for-Sale Securities
(Amounts in thousands) December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:
Mortgage-backed	$52,730	$1,074	$(575)	$53,229
Other	6,044	155	(6)	6,193
Obligations of state and political subdivisions	168,563	1,650	(7,613)	162,600
Corporate securities	44,262	1,651	(9)	45,904
Marketable equity securities	2,027	187	(455)	1,759
Restricted equity securities	8,139	—	—	8,139
Total	$281,765	$4,717	$(8,658)	$277,824

	Held-to-Maturity Securities
(Amounts in thousands) September 30, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:
Mortgage-backed	$159	$2	$—	$161
Other	3,000	11	(34)	2,977
Obligations of state and political subdivisions	1,815	2	(19)	1,798
Total	$4,974	$15	$(53)	$4,936

Securities Available-for-Sale with an aggregate fair value of $189,129,000 at September 30, 2010 and $150,703,000 at December 31, 2009; and securities Held-to-Maturity with an aggregate book value of $3,800,000 September 30, 2010 and $2,507,000 in December 31, 2009, were pledged to secure public funds, trust funds, securities sold under agreements to repurchase, FHLB advances and other balances of $107,079,000 in September 30, 2010 and $76,257,000 at December 31, 2009 as required by law.

Mark Webb

December 20, 2010

The amortized cost, estimated fair value and weighted average yield of debt securities, by contractual maturity, are shown below at September 30, 2010. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Amounts in thousands)	September 30, 2010
	U.S. Government	Obligations
	Agency &	of State	Marketable	Restricted
	Corporation	& Political	Equity	Equity	Corporate
	Obligations[1]	Subdivisions[2]	Securities[3]	Securities[3]	Securities
Available-For-Sale:
Within 1 Year:
Amortized cost	$—	$9,016	$—	$—	$500
Estimated fair value	—	9,140	—	—	500
Weighted average yield	—	5.72%	—	—	3.60%
1 - 5 Years:
Amortized cost	5,165	1,912	—	—	67,610
Estimated fair value	5,244	2,020	—	—	69,586
Weighted average yield	2.23%	5.27%	—	—	3.63%
5 - 10 Years:
Amortized cost	8,602	18,682	—	—	$—
Estimated fair value	9,166	20,139	—	—	—
Weighted average yield	4.63%	5.47%	—	—	—
After 10
Amortized cost	33,187	148,192	1,900	8,139	—
Estimated fair value	34,321	153,035	1,750	8,139	—
Weighted average yield	4.55%	6.22%	1.86%	.80%	—
Total:
Amortized cost	$46,954	$177,802	$1,900	$8,139	$68,110
Estimated fair value	48,731	184,334	1,750	8,139	70,086
Weighted average yield	4.31%	6.11%	1.86%	.80%	3.63%

1Mortgage-backed securities are allocated for maturity reporting at their original maturity date.
2Average yields on tax-exempt obligations of state and political subdivisions have been computed on a tax-equivalent basis using a 34% tax rate.
3Marketable equity securities and restricted equity securities are not considered to have defined maturities and are included in the after ten year category.

Mark Webb

December 20, 2010

(Amounts in thousands)	September 30, 2010
	U.S. Government	Obligations
	Agency &	of State	Marketable	Restricted
	Corporation	& Political	Equity	Equity	Corporate
	Obligations[1]	Subdivisions[2]	Securities[3]	Securities[3]	Securities
Held-To-Maturity:
Within 1 Year:
Amortized cost	$—	$—	$—	$—	$—
Estimated fair value	—	—	—	—	—
Weighted average yield	—	—	—	—	—
1 - 5 Years:
Amortized cost	4,031	630	—	—	—
Estimated fair value	4,074	628	—	—	—
Weighted average yield	1.49%	4.50%	—	—	—
5 - 10 Years:
Amortized cost	2,146	—	—	—	—
Estimated fair value	2,146	—	—	—	—
Weighted average yield	2.38%	—	—	—	—
After 10 Years:
Amortized cost	—	467	—	—	—
Estimated fair value	—	475	—	—	—
Weighted average yield	—	7.04%	—	—	—
Total:
Amortized cost	$6,177	$1,097	$—	$—	$—
Estimated fair value	6,220	1,103	—	—	—
Weighted average yield	1.80%	5.58%	—	—	—

1Mortgage-backed securities are allocated for maturity reporting at their original maturity date.
2Average yields on tax-exempt obligations of state and political subdivisions have been computed on a tax-equivalent basis using a  34% tax rate.
3Marketable equity securities and restricted equity securities are not considered to have defined maturities and are included in the after ten year category.

There were no aggregate investments with a single issuer (excluding the U.S. Government and its agencies) which exceeded ten percent of consolidated shareholders’ equity at September 30, 2010. The quality rating of the obligations of state and political subdivisions are generally investment grade, as rated by Moody’s or Standard and Poors. The typical exceptions are local issues which are not rated, but are secured by the full faith and credit obligations of the communities that issued these securities. The state and political subdivision investments are actively traded in a liquid market.

Proceeds from sale of investments in Available-for-Sale debt and equity securities during 2010 and 2009 were $18,216,000, and  $17,440,000, respectively. Gross gains realized on these sales were $430,000, and $641,000, respectively. Gross losses on these sales were $232,000, and $518,000, respectively.  There were no impairment losses in 2010 or  2009.

There were no proceeds from sale of investments in Held-To-Maturity debt and equity securities during 2010 and 2009.  There were no gains or losses realized during these periods.

Mark Webb

December 20, 2010

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Investment securities classified as available-for-sale or held-to-maturity are generally evaluated for OTTI under FASB ASC 320 (SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities). In determining OTTI under the FASB 320 (SFAS No. 115) model, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost , (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions; and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When other-than-temporary impairment occurs, the amount of the other-than-temporary impairment recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If an entity intends to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the other-than-temporary impairment shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total other-than-temporary impairment related to the other factors shall be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the other-than-temporary impairment recognized in earnings shall become the new amortized cost basis of the investment.

The fair market value of the equity securities tends to fluctuate with the overall equity markets as well as the trends specific to each institution. The equity securities portfolio is reviewed in a similar manner as that of the debt securities with greater emphasis placed on the length of time the market value has been less than the carrying value and the financial sector outlook. The Corporation also reviews dividend payment activities, levels of non-performing assets and loan loss reserves, and whether or not the issuer is participating in the TARP Capital Purchase Program. The starting point for the equity analysis is the length and severity of market value decline. The Corporation and an independent consultant monitor the entire portfolio monthly with particular attention given to securities in a continuous loss position of at least ten percent for over twelve months. Securities with an unrealized loss that were determined to be other-than-temporary were written down to fair value, with the write-down recorded as a realized loss included in security (losses) gains. The Corporation evaluated the near-term prospects of the issuer in relation the severity and duration of the market value decline as well as the other attributes listed above. Based on that evaluation and the Corporation’s ability and intent to hold these equity securities for a reasonable period of time sufficient for a forecasted recovery of fair value, the Corporation does not consider these equity securities to be other-than-temporary impaired at September 30, 2010.

Mark Webb

December 20, 2010

In accordance with disclosures required by FASB ASC 320-10-50 Investments-Debt and Equity Securities Disclosures (EITF No. 03-1), the summary below shows the gross unrealized losses and fair value of the Bank’s investments, aggregated by investment category, that individual securities have been in a continuous unrealized loss position for less than 12 months or more than 12 months as of September 30, 2010 and December 31, 2009:

September 30, 2010
	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Amounts in thousands)	Value	Loss	Value	Loss	Value	Loss

Direct obligations of the
U.S. Government	$2,000	$7	$—	$—	$2,000	$7
Federal Agency
Backed Securities	—	—	—	—	—	—
Municipal Bonds	5,476	72	14,703	2,670	20,179	2,742
Corporate Securities	2,910	15	—	—	2,910	15
Equities	222	19	847	338	1,069	357
	$10,608	$113	$15,550	$3,008	$26,158	$3,121

December 31, 2009
	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Amounts in thousands)	Value	Loss	Value	Loss	Value	Loss

Direct obligations of the
U.S. Government	$2,961	$39	$—	$—	$2,961	$39
Federal Agency
Backed Securities	31,545	575	—	—	31,545	575
Municipal Bonds	48,858	1,483	37,530	6,150	86,388	7,633
Corporate Securities	1,062	9	—	—	1,062	9
Equities	148	19	1,111	436	1,259	455
	$84,574	$2,125	$38,641	$6,586	$123,215	$8,711

The Corporation invests in various forms of agency debt including mortgage backed securities and callable debt. The mortgage backed securities are issued by FHLMC (Federal Home Loan Mortgage Corporation) of FNMA (Federal National Mortgage Association). The municipal securities consist of general obligations and revenue bonds. The equity securities consist of stocks in other bank holding companies.  The fair market value of the above securities is influenced by market interest rates, prepayment speeds on mortgage securities, bid to offer spreads in the market place and credit premiums for various types of agency debt. These factors change continuously and therefore the market value of these securities may be higher or lower that the Corporation’s carrying value at any measurement date. Management does not believe any of their 59 securities in an unrealized position as of September 30, 2010 represents an other-than-temporary impairment. The Corporation has the ability to hold the remaining securities contained in the above table for a time necessary to recover the cost.

Mark Webb

December 20, 2010

Securities with an unrealized loss that are determined to be other-than-temporary are written down to fair value, with the write-down recorded as a realized loss included in securities gains (losses).

Assets Measured at Fair Value on a Recurring Basis

The Corporation measures certain assets at fair value on a recurring basis. Fair value is defined as a price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. FASB ASC 320-10 (SFAS 157) establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

A.
Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Bank for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

B.
Level 2: Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market date. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices that are not active for identical or similar assets and other observable inputs.

C.
Level 3: Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows and other similar techniques.

At September 30, 2010 investments measured at fair value on a recurring basis and the valuation methods used are as follows:

Mark Webb

December 20, 2010

	Level 1	Level 2	Level 3	Total
Available for Sale Securities
Obligations of US Government Agencies
Mortgaged-backed	$—	$43,495	$—	$43,495
Other	—	5,237	—	5,237
Obligations of state and political subdivisions	—	184,333	—	184,333
Corporate securities	—	70,086	—	70,086
Equity securities	1,750	—	—	1,750
Restricted equity securities	—	8,139	—	8,139
	$1,750	$311,290	$—	$313,040

5.
In addition, we note the Company adopted ASC 820-10 in the interim period ending on March 31, 2009 and ASU No. 2010-06 during the first interim period beginning after December 15, 2009. In future interim and annual filings please include the disclosures required by ASC 820-10-50 regarding fair value measurements, valuation technique(s), and significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy. Please provide us with drafts of these disclosures as of September 30, 2010.

Management’s Response:

See the Company’s response to Comment 3 above.

Note 2. Allowance for Loan Losses, page 14

6.
We note your disclosure on page 14 and in Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010, that there were no additional charges to operations required to provide for the impaired loans since the total allowance for loan losses is adequate to provide for the loan loss allowance required by ASC 310-10-35 (SFAS 114). In addition, we note that the related reserve for impaired loans was $0.67 million, $1.32 million, and $0.90 million at September 30, 2010, June 30, 2010, and March 31, 2010, respectively. Please reconcile for us and clarify in future filings these contrasting statements. In addition, in future interim and annual filings please include the following additional disclosures required by ASC 310-10-50-15:

•	The amount of impaired loans for which there is a related allowance;

•	The amount of impaired loans for which there is no related allowance; and

•	The average recorded investment in impaired loans during the period for which results of operations are presented.

Mark Webb

December 20, 2010

Management’s Response:

The disclosure on page 14 of the September 30, 2010 Form 10-Q states: No additional charge to operations was required to provide for the impaired loans since the total allowance for loan losses is estimated by management to be adequate to provide for the loan loss allowance required by the standard along with any other potential losses.  Management provides further clarification as follows:

For quarter-end June 30, 2010, as the result of an OCC exam, two large commercial loan relationships were downgraded from OAEM to Substandard and placed on non-accrual, although the loans were historically performing and were paid current at the time of the exam.  These relationships, in the amounts of $1,854m and $1,737m were the primary cause in the spike in total impaired loans from $3,935m at quarter- end 3/30/10, to $9,231m at quarter-end 6/30/10.  In addition, 3 smaller commercial relationships, in the amounts of $234m, $582m and $958m were placed on non-accrual.

As a result of discussions with the PA Dept of Banking in 3rd Q 2010, the two aforementioned large relationships of $1,854m and $1,737m were returned to accrual, and were partially attributable to the drop in total impaired loans from $9,231 at 6/30/10 to $3,976m at 9/30/10.  In addition, we received a deed in lieu of foreclosure for an additional commercial relationship which was on non-accrual in previous quarters, resulting in a charge-off and accompanying reduction in impaired loans of $1,305m.  Additionally, the aforementioned $958m relationship was charged down by $500m to a level which, in management’s opinion, is covered by the value of real estate held as collateral.

It is management’s opinion that the impaired loans of $3,976m are covered by adequate reserves as the majority are real estate secured and occupied.

Management acknowledges the requirement of additional disclosures and will provide the following additional information in similar format for all future filings:
•	The amount of impaired loans for which there is a related allowance;
•	The amount of impaired loans for which there is no related allowance; and
•	The average recorded investment in impaired loans during the period for which results of operation are presented

Mark Webb

December 20, 2010

	9/30/10	6/30/10
Total Impaired	$3,977	$9,231
Impaired with related allowance	$3,176	$6,312
Related reserve for impaired loans	$665	$1,319
Impaired without related allowance	$801	$2,919

7.
We note from your tabular disclosure on page 14 that net charge-offs for the nine months ended September 30, 2010 were $1.78 million compared to $0.67 million for all of 2009. We also note that loans charged-off exceeded the provision charged to operations for the nine months ended September 30, 2010. Given the significant increase in charge-offs please disclose the following in all future filings:

•
Enhanced disclosures, including granular information about the loans charged-off, that bridge the gap between observed changes in asset quality and resulting period end allowance and recorded provision for loan losses; and

•	The ratio of net charge-offs to average loans outstanding for each period presented, in accordance with Item IV.A in Guide 3.

Management’s Response:

Management acknowledges the request for additional disclosures regarding additional information about loans charged-off, and will provide in all future filings the following information:
•
Enhanced disclosures, including granular information about the loans charged-off, that bridge the gap between changes in asset quality and resulting period end allowance and recorded provision for loan losses; and

•	The ratio of net charge-offs to average loans outstanding for each period presented, in accordance with Item IV.A in Guide 3.

Mark Webb

December 20, 2010

Analysis of Financial Condition

Assets, page 20

8.
We note your response to prior comment 1 of our letter dated May 4, 2010. Please confirm that in future interim and annual filings, beginning with your 2010 Form 10-K, you will include disclosures similar to the information provided in this response related to your commercial portfolio including the discussion of your lending activities, the five largest loans in this portfolio, and the largest loan in your total loan portfolio.

Management’s Response:

Management acknowledges the request to provide in all future interim and annual filings, beginning with the 2010 10-K, additional disclosures regarding our commercial portfolio, including discussion regarding the percentage of the commercial portfolio that is secured by real estate, primary concentrations of the portfolio and variations if any, geographic distribution of the portfolio, along with specific discussion of the 5 largest loans in the commercial portfolio, and the largest loan in the portfolio.

Non-Performing Assets, page 22

9.
We note the continued deterioration in the credit quality of your loan portfolio as non-performing assets have increased from $3.42 million at December 31, 2009 to $5.37 million at September 30. 2010. During this same time period your allowance for loan losses has slightly declined from $5.32 million at December 31, 2009 to $5.22 million at September 30, 2009. Please tell us and revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your credit quality and observed changes in your overall credit environment with the noted decrease in your allowance for loan losses.

Mark Webb

December 20, 2010

Management’s Response:

Date	Non- Accrual	Delinq > 90 days	Non- Performing Loans	ORE	Non- Performing Assets
December 2009	$2,948m	$140m	$3,088m	$830m	$3,418m
September 2010	$3,975m	$437m	$4,412m	$960m	$5,372m

Although total non-performing assets has increased from $3.42 million at December 2009 to $5.37 million at September 2010, and the allowance for loan losses has slightly decreased from $5.32 million at December 2009 to $5.22million at September 30, 2010, management feels the reserve is adequate for the following reasons : As loans were placed on non-accrual they were written down simultaneously to levels management feels are adequately secured, and; the loans are primarily real estate secured and occupied, with the exception of one relationship which has been written down to $100m. This loan is real estate secured and unoccupied.

Management acknowledges the request to provide additional disclosure in all future filings and will provide information to more clearly bridge the gap between significant changes in credit quality and observed changes in overall credit environment with fluctuations in the allowance for loan loss.

10.
We note the disclosure on page 22 that there were charges-offs of $1.39 million in the commercial secured by real estate portfolio for the quarter ended September 30, 2010. In addition, we note for the nine months ended September 30, 2010 that total charge-offs were $1.83 million. Please tell us and revise future filings to disclose the triggering events or other circumstances that led to the significant credit deterioration resulting in these loan charge-offs in the commercial real estate portfolio.

Management’s Response:

Charge-offs of $1.39mm in commercial secured by real estate portfolio for the quarter ended September 30, 2010 were the result of two relationships previously included in substandard non-accrual loans.  The first of these was a commercial business closely related to the housing construction industry.  The second was involved in investment real estate with repayment dependent upon rental income.  Both relationships were severely affected by the downturn in the economy. The Company received a deed-in-lieu of foreclosure on or about quarter-end September 2010 for borrower in the housing construction related industry.  The other relationship was charged-down to an amount that in management’s opinion is covered by collateral real estate.

Mark Webb

December 20, 2010

11.
We note from your response to prior comment 1 of our letter dated May 4, 2010 that your loan portfolio is concentrated in loans to commercial borrowers and 84% of these loans were secured by real estate at December 31, 2009 and March 31, 2010. Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

•
Discuss the general terms of the new loans and how the A note and B note differ particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

•	Clarify whether the B note is immediately charged-off upon restructuring.

•
Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification.

•	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Management’s Response:

The Company to date does not have workout loans as described (A Note/B Note structure).  Management acknowledges the request and will provide future additional disclosures for these types of loans should we have any in the future.

Mark Webb

December 20, 2010

12.
We note from your response to prior comment 4 of our letter dated May 4, 2010 that the increase in your nonaccrual loans from December 31, 2009 to March 31, 2010 was due to six commercial loans secured by real estate collateral. In addition, we note from your disclosures in the June 30, 2010 and September 30, 2010 Forms 10-Q that the fluctuations in non-performing loans, NPLs, were mostly due to commercial loans secured by real estate. Given that you appear to have relied on the fair value of the underlying collateral for your allowance for loan losses determination for these loans, please tell us and revise your future filings to disclose the following:

•
The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

•	In more detail, the procedures you perform to monitor your nonaccrual loans between the receipt of an original appraisal and the updated appraisal;

•
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•
In the event that you do not use external appraisals to fair value the underlying collateral for impaired or nonaccrual loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

•	For those impaired or nonaccrual loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Management’s Response:

As a loan is placed on non-accrual, generally at the 90 day delinquency mark, the loan is transferred to First Keystone Community Bank’s (the “Bank”) work out officer who reviews the appraisal in file for adequacy.  If the appraisal is less than 2 years old, and is determined to reflect substantiated value, the appraised value is used to determine the reserve and/or charge-off amounts.  A worksheet, developed by the regulators, is completed to aid in this determination reflecting the appraised value, any appraisal adjustments and subtracting a 10% selling cost.

Mark Webb

December 20, 2010

If the appraisal is more than 2 years old, and the loan is more than $100m, an appraisal update is ordered by the Bank’s Appraisal Officer from an independent appraiser.  An approved appraisers list is maintained and reviewed annually by the Bank’s Appraisal Officer and the Board of Directors.
 Generally the appraisal is received back from the appraiser, and reviewed by the Appraisal Officer within 3 – 4 weeks from date of request for conformity with accepted standards of the Bank.

Loans under $100m are required to undergo an internal evaluation which includes a site visit by Bank’s workout officer.  Any previous appraisal is reviewed and adjusted as necessary.

As soon as the value of the collateral is determined, either by appraisal update, or internal evaluation, an estimate is made as to the amount to be recognized as provision and/or charge-off. Such amount is presented to the Board of Directors for approval, and the related accounting entries made.   Historically, there have been no significant time lapses during this process.

In certain instances, the amount the Bank charges off or reserves has differed from the amount that the appraised value would suggest.  This occurred in a specific instance where the Bank chose to reserve more than the appraisal would suggest.  The appraisal was completed “subject to completion” of construction, however, the project was not complete.  The reserve/charge-off amount was adjusted to reflect the value of the project “as is”.

The loans for which the Bank has not allocated a specific reserve are loans that have already been charged down to the current appraised value minus the cost of selling, or loans that management believes are secured by other assets, with real estate taken as an abundance of caution.

13.
In addition. please confirm that you will include a discussion in future filings similar to the one presented in your response to prior comment 4 of our letter dated May 4, 2010 related to the few large nonperforming loans including, but not limited to, a disclosure of the type of loan, a description of the collateral securing the loan, total credit exposure outstanding, the amount of allowance allocated to the credit, and the date of the most current appraisal.

Mark Webb

December 20, 2010

Management’s Response:

Management acknowledges the request, and will provide in all future filings, discussion regarding the large non-performing loans  including the type of loan, a description of collateral securing the loan, total credit exposure outstanding, the amount of the allowance allocated to the credit, and the date of the most current appraisal.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact either Erik Gerhard, of our Special Counsel Bybel Rutledge LLP, at (717) 731-1700 or the undersigned at (570) 752-3671 x1150.

Sincerely,

/s/ Diane C.A. Rosler

Diane C.A. Rosler
Senior Vice President
and Chief Financial Officer